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                                                            Exhibit 20.1
                                                           PRESS RELEASE


FOR IMMEDIATE RELEASE
July 19, 1999

                     TAVA TECHNOLOGIES SHAREHOLDERS APPROVE
                         ACQUISITION BY REAL SOFTWARE NV

ENGLEWOOD, Colo., July 19, 1999 -- TAVA Technologies, Inc. (Nasdaq: TAVA) and Real Software Group NV ("Real Software") announced today that TAVA shareholders approved the Agreement and Plan of Reorganization pursuant to which TAVA will be acquired by a wholly-owned subsidiary of Real Software in a cash merger transaction for $8.00 per share (the "Merger"). Of votes cast, the ratio in favor of the Merger was approximately 10 to 1.

The parties have set Thursday, July 22, 1999 as the closing date for the Merger and Friday, July 23, 1999, as the Effective Date. Holders of record on the Effective Date will be entitled to exchange TAVA shares for the Merger Consideration of $8.00 cash per share. As of the Effective Date, TAVA shares will no longer be publicly traded and will be de-listed from NASDAQ.

TAVA's Transfer Agent, American Securities Transfer & Trust, Inc., Lakewood, Colorado, will act as Paying Agent, and will mail to all shareholders of record on the Effective Date a letter of transmittal and instructions on how to exchange outstanding TAVA shares for the Merger Consideration. On or after the Effective Date, for information call Theresa Henshaw, (303) 984-4052.

Real Software, an IT services and products company, is publicly traded on the Brussels Stock Exchange. Real Software provides a comprehensive range of IT services to clients in Europe, Asia and the U.S. through its group of internal business units and more than 20 subsidiary operations. Its interests in the U.S. include The INC Group, Inc., an ERP consulting and implementation company. Real Software's strategy is to address clients as a single point solution provider of all their IT needs, from E-commerce to shop floor maintenance management.

TAVA will operate as a subsidiary of Real and will continue to serve its industrial clients as before the Merger.


Contact:
Scott Liolios, Pacific Consulting Group
(949) 574-3860